Exhibit 99.2

Message for Georgia-Pacific employees.

Koch Industries and the other Koch companies are excited about today’s announcement that Koch Forest Products, Inc. will acquire Georgia-Pacific, pursuant to a tender offer for all Georgia-Pacific shares.

This will be our largest acquisition to date. We made this step based on our positive experience with the pulp business we acquired from Georgia-Pacific in 2004. That acquisition demonstrated to us the quality of Georgia-Pacific’s people and competitively advantaged facilities, and the value and opportunities that can be created by combining our capabilities.

We see a strong culture and great brands. We also share your commitment to environmental and safety excellence and to community involvement. We both have multiple OSHA Voluntary Protection Program Star sites. Later this week, we’ll be honored – as Georgia-Pacific has been in the past – with Keep America Beautiful’s Vision for America award.

Beyond viewing Georgia-Pacific as a quality investment and one in which we are willing to continue to invest to improve it, we believe it presents a whole new set of platforms for growth.

As a private company with revenues in excess of $60 billion and a history of reinvesting 90 percent of its earnings, we have the flexibility and resources to pursue strategies and opportunities that we couldn’t as a public company.

Our history fully illustrates our focus on growing – and creating long-term value. In the past 40 years, our company has grown 1,600-fold, or 15 times the growth of the stock market. We accomplished this by focusing on reinvestment and growth and the application of Market Based Management, our management philosophy. MBM stresses value creation, entrepreneurship, experimental discovery, waste elimination and rewarding employees for their contributions.

There will obviously be changes. However Pete Correll has agreed to stay on the board and be very involved in the transition. We have no plans to change your name or move your headquarters.

I’m sure Georgia-Pacific employees will have many questions in the days and weeks ahead. As a start, you may read about our history and philosophy on this Web site. As this transaction progresses there will be many opportunities to learn more.

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Georgia-Pacific common stock described in this communication has not commenced. At the time the offer is commenced, an indirect, wholly-owned subsidiary of Koch Industries will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Georgia-Pacific will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Georgia-Pacific security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.